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                            June 12, 2023

       Daniel O'Brien
       President and Principal Financial Officer
       FLEXIBLE SOLUTIONS INTERNATIONAL INC
       6001 54 Ave.
       Taber, Alberta, Canada T1G 1X4

                                                        Re: FLEXIBLE SOLUTIONS
INTERNATIONAL INC
                                                            Form 10-K filed
March 31, 2023
                                                            File No. 001-31540

       Dear Daniel O'Brien:

               We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2022

       Note 10- Investments, page F-17

   1. We note that during the years ended December 31, 2022 and December 31, 2021, you had sales of $12,938,735
and $7,982,281 to the Florida based LLC. Please expand your
                                                        accounting policy for
equity method investments on page F-12 to address the accounting implications of
inventory sold by you that remain on the books of the investee at the end of the periods
presented. Refer to ASC 323-10-35-7 and 35-8. Confirm that you do not recognize any
intra-entity profit until the investee has sold such inventory.
              In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

             You may contact Jeanne Baker at 202-551-3691 or Terence O'Brien at 202-551-
       3355 with any questions.
 Daniel O'Brien
FLEXIBLE SOLUTIONS INTERNATIONAL INC
June 12, 2023
Page 2



                                                Sincerely,
FirstName LastNameDaniel O'Brien
                                          Division of Corporation Finance
Comapany NameFLEXIBLE SOLUTIONS INTERNATIONAL INC
                                          Office of Industrial Applications and
June 12, 2023 Page 2                      Services
FirstName LastName